NORTHERN LIGHTS FUND TRUST I, II, III,IV and NORTHERN LIGHTS VARIABLE TRUST

James Colantino

Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

January 24, 2020

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Christina DiAngelo Fettig

(202) 551-6983

RE: Northern Lights Fund Trust I, II, III, IV and Northern Lights Variable Trust (the “Registrants”)

File Nos. 333-122917; 811-21720 (NLFT)

13D Activist Fund	9/30/2018
Altegris Futures Evolution Strategy Fund	6/30/2018
Altegris GSA Trend Strategy Fund	6/30/2018
Altegris Managed Futures Strategy Fund	6/30/2018
Altegris/AACA Opportunistic Real Estate Fund	12/31/2018
Altegris/AACA Real Estate Income Fund	12/31/2018
Ascendant Deep Value Bond Fund	9/30/2018
Ascendant Tactical Yield Fund	9/30/2018
Astor Dynamic Allocation Fund	7/31/2018
Astor Macro Alternative Fund	7/31/2018
Astor Sector Allocation Fund	7/31/2018
Beech Hill Total Return Fund	12/31/2018
BTS Tactical Fixed Income Fund	12/31/2018
Changing Parameters Fund	7/31/2018
CMG Mauldin Solutions Core Fund	4/30/2018
CMG Tactical All Asset Strategy Fund	4/30/2018
CMG Tactical Bond Fund	4/30/2018
Deer Park Total Return Credit Fund	9/30/2018
Equinox MutualHedge Futures Strategy Fund	9/30/2018
Grant Park Absolute Return Fund	9/30/2018
Grant Park Multi Alternatives Strategy Fund	9/30/2018
KCM Macro Trends Fund	4/30/2018
Leader Floating Rate Fund	5/31/2018

Leader Short Duration Bond Fund	5/31/2018
Leader Total Return Fund	5/31/2018
Navigator Duration Neutral Bond Fund	9/30/2018
Navigator Equity Hedged Fund	9/30/2018
Navigator Sentry Managed Volatility Fund	9/30/2018
Navigator Tactical Fixed Income Fund	9/30/2018
Patriot Balanced Fund	9/30/2018
Patriot Fund	9/30/2018
Power Dividend Index Fund	6/30/2018
Power Dividend Mid-Cap Index Fund	6/30/2018
Power Floating Rate Index Fund	6/30/2018
Power Income Fund	6/30/2018
Power Momentum Index Fund	6/30/2018
Probabilities Fund	9/30/2018
Sierra Tactical All Asset Fund	9/30/2018
Sierra Tactical Core Income Fund	9/30/2018
The Biondo Focus Fund	12/31/2018
The FX Strategy Fund	12/31/2018
TransWestern Institutional Short Duration Government Bond Fund	12/31/2018

File Nos. 333-174926; 811-22549 (NLFT II)

Al Frank Fund	12/31/2018
Balter European L/S Small Cap Fund	10/31/2018
Balter Invenomic Fund	10/31/2018
Balter L/S Small Cap Equity Fund	10/31/2018
Linde Hansen Contrarian Value Fund	11/30/2018
North Star Bond Fund	11/30/2018
North Star Dividend Fund	11/30/2018
North Star Micro Cap Fund	11/30/2018
North Star Opportunity Fund	11/30/2018
Orchard Small Cap Value Fund	11/30/2018

File Nos. 333-178833; 811-22655 (NLFT III)

Absolute Capital Asset Allocator Fund	9/30/2018
Absolute Capital Defender Fund	9/30/2018
Boyd Watterson Limited Duration Enhanced Fixed Income Fund	6/30/2018
Good Harbor Tactical Core US Fund	9/30/2018
Good Harbor Tactical Select Fund	9/30/2018
HCM Dividend Sector Plus Fund	6/30/2018

HCM Income Plus Fund	6/30/2018
HCM Tactical Growth Fund	6/30/2018
Leland Currency Strategy Fund	9/30/2018
Leland Real Asset Opportunities Fund	9/30/2018
Leland Thomson Reuters Private Equity Index Fund	9/30/2018
Leland Thomson Reuters Venture Capital Index Fund	9/30/2018
Marathon Value Portfolio	9/30/2018
Persimmon Long Short Fund	9/30/2018
Pinnacle Sherman Multi-Strategy Core Fund	9/30/2018
Pinnacle Sherman Tactical Allocation Fund	3/31/2018
RESQ Dynamic Allocation Fund	9/30/2018
RESQ Strategic Income Fund	9/30/2018
The Covered Bridge Fund	9/30/2018
The Teberg Fund	3/31/2018

File Nos. 333-204808; 811-23066 (NLFT IV)

Anchor Tactical Credit Strategies Fund	8/31/2018
Anchor Tactical Equity Strategies Fund	8/31/2018
Anchor Tactical Municipal Strategies Fund	8/31/2018
Anchor Tactical Real Estate Fund	8/31/2018
Main Buy Write Fund	11/30/2018
Moerus Worldwide Value Fund	11/30/2018

File Nos. 333-131820; 811-21853 (NLVT)

BTS Tactical Fixed Income VIT Fund	12/31/2018
TOPS Aggressive Growth ETF Portfolio	12/31/2018
TOPS Balanced ETF Portfolio	12/31/2018
TOPS Conservative ETF Portfolio	12/31/2018
TOPS Growth ETF Portfolio	12/31/2018
TOPS Managed Risk Balanced ETF Portfolio	12/31/2018
TOPS Managed Risk Flex ETF Portfolio	12/31/2018
TOPS Managed Risk Growth ETF Portfolio	12/31/2018
TOPS Managed Risk Moderate Growth ETF Portfolio	12/31/2018
TOPS Moderate Growth ETF Portfolio	12/31/2018

Dear Christina:

On behalf of the Registrant, this letter responds to the comments you provided to James Colantino with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by the Registrant’s response.

NLFT- Sierra Tactical All Asset Fund; NLFT II- North Star Micro Cap Fund, North Star Dividend Fund, Linde Hansen Contrarian Value Fund

Comment 1:	The Funds changed their primary benchmark index from the one used for the immediately preceding fiscal year. Please explain why the appropriate disclosures in accordance with Instruction 7 to Item 27 (b)(7)(ii) of Form N-1A were not included.
Response:	With the exception of the Linde Hansen Contrarian Value Fund, which was an oversight, both the new and old benchmarks were included in the performance tables of the financial statements issued immediately following such change. As in the case with the Sierra Tactical All Asset Fund prospectus dated January 28, 2019, the reason for the change in benchmark is typically included in the prospectus issued following such change. In addition to the prospectus, going forward we will also include the reason for the change in the financial statements.

NLFT- Astor Macro Alternative Fund, Navigator Tactical Fixed Income Fund, Grant Park Absolute Return Fund, Biondo Focus Fund, Leader Short Duration Bond Fund, Leader Total Return Fund; NLFT II- Balter European L/S Small Cap Fund; NLFT III- Persimmon Long Short Fund; NLVT- TOPS Managed Risk Balanced ETF Portfolio, TOPS Managed Risk Growth ETF Portfolio, TOPS Managed Risk Moderate Growth ETF Portfolio, TOPS Managed Risk FLEX ETF Portfolio

Comment 2:	The Management Discussion of Fund Performance (MDFP) should include a discussion of derivative exposure and its impact on performance of the Fund during the period, if material.
Response:	Management will work with the respective Distributors to review letters for compliance with disclosure requirements. Additionally, there will be an undertaking to reeducate investment advisers on all requirements of the MDFP.

NLFT- Sierra Tactical All Asset Fund, Altegris GSA Trends Strategy Fund

Comment 3:	Please explain how the Fund’s benchmark is considered an appropriate broad based securities market index for the Fund?
Response:

In the case of Sierra, the Fund is using a Morningstar category consisting of other mutual funds with similar investment objectives. The Adviser is currently reviewing alternatives for its primary index while having a Morningstar category as a secondary index.

The primary benchmark for Altegris GSA Trends Strategy Fund, as disclosed in the October 29, 2018 prospectus and the June 30, 2019 annual report, is the BofA Merrill Lynch 3-Month Treasury Bill Index. The June 30, 2018 annual report disclosed this index in the MDFP but not in the performance table and Growth of $10,000 Chart. The SG Trend Index serves as a secondary index.

NLFT III- Good Harbor Tactical Select Fund, Absolute Capital Asset Allocator Fund, Absolute Capital Defender Fund

Comment 4:	The MDFP should include factors that materially affected performance during the most recent fiscal year, including the relevant market factors and the investment strategies and techniques used by the Fund’s investment adviser. Please explain how the Fund will address the Form requirements.
Response:	Management will work with the respective Distributors to review letters for compliance with disclosure requirements. Additionally, there will be an undertaking to reeducate investment advisers on all requirements of the MDFP via a webinar training session.

NLFT- Patriot Fund, Patriot Balanced Fund; NLFT III- Persimmon Long Short Fund; General Comment

Comment 5:	Please ensure that all funds present the line graph based on the class’ minimum initial investment if greater than $10,000.
Response:	The Registrant will review all Funds to confirm that future line graphs are properly presented to conform to the requirements of Form N-1A and use the minimum initial investment of the share class if greater than $10,000.

NLFT- Leader Total Return Fund

Comment 6:

Please explain the following statement in the MDFP shareholder letter of the Fund: “We remain tactical in our exposure to treasuries and duration; the Funds currently have little to no exposure to government securities right now.” We note that the Fund has 17.9% invested in the Federated Treasury Obligations Fund.

Response:	The above comment regarding exposure to government securities was specific to those subject to duration. The Adviser does not consider the underlying investments of US Treasury Bonds and Repurchase Agreements held by the Federated Treasury Obligations Fund to be duration exposed government securities due to their short-term nature The Adviser will be more specific in future disclosures to avoid any misinterpretation.

NLFT- Ascendant Tactical Yield Fund, Ascendant Deep Value Bond Fund

Comment 7:	The shareholder letter for each of the Funds include forward looking statements. Please explain why the cautionary disclosures related to forward looking statements were not included in accordance with Section 27A of the 33 Act.
Response:	Going forward disclosures relating to forward looking statements will be included to the extent applicable.

NLFT- Altegris/AACA Opportunistic Real Estate Fund; NLFT II- Al Frank Fund; NLFT IV- Anchor Tactical Municipal Strategies Fund and Anchor Tactical Real Estate Fund

Comment 8:	We note tax return of capital distributions in the Notes to Financial Statements, however, the tax return of capital was not disclosed separately in the Statement of Changes in Net Assets or the Financial Highlights table. Please explain.
Response:	In each case the auditors did not deem the tax return of capital a material amount, either based on percentage of the total distribution or relative to the fund net assets, to warrant a change to the financial statements.

NLFT- Probabilities Fund, Deer Park Total Return Credit Fund

Comment 9:	Please confirm that the Fund has complied with the shareholder notice requirements pursuant to Rule 19a-1 regarding its return of capital.
Response:	Deer Park Total Return Credit Fund issues 19a-1 notices to its shareholders on a quarterly basis. Probabilities Fund distributes on an annual basis with the intent of distributing from its earnings and profits. The return of capital designation resulted from tax adjustments for distributions of underlying investments determined after the end of the fiscal year in connection with the preparation of the tax provision.

NLFT- Sierra Tactical Core Income Fund, Equinox MutualHedge Futures Strategy Fund

Comment 10:	It appears as if the recapture of previously waived expenses caused the expense limit to exceed the expense limit in effect at the time of the waiver/recapture during a previous year. Please explain.
Response:

In the case of Equinox MutualHedge, the amount of expense reimbursement recapture reported in fiscal year 2018 was calculated properly, however misreported in the footnotes as being applied to amounts expiring in 2018 instead of 2019 and 2020. Such amounts related to expense reimbursements incurred during fiscal year end 2016 subsequent to the increase in the expense caps in August 2016. The tables in the footnotes reporting any remaining amounts subject to recapture along with amounts expired by fiscal year will be reported correctly going forward.

Sierra Tactical Core Income Fund increased expense caps for Class A, C and I by 0.05% during fiscal year 2017. Only Class R, which did not have a change to its expense cap, recaptured prior period expense reimbursements during the fiscal year end 2017. Classes A, C, I and Y had a small amount of fees waived for the same period that were not material enough to impact the expense ratios.

In neither of the above instances did the Adviser recapture amounts that they were not entitled to based on the expense limit in effect at the time of the original waiver/reimbursement during the prior period.

NLFT- Patriot Balanced Fund

Comment 11:	Was a sales load paid by the Fund for its investment in Class A shares of the affiliated Patriot Fund?
Response:	There was no sales charge paid by the Fund.

NLFT- Astor Macro Alternatives Fund, Navigator Funds, Grant Park Funds, Altegris Funds; NLVT- TOPS ETF Portfolios; NLFT III- Persimmon Long Short Fund, Good Harbor Tactical Core US Fund

Comment 12:	In accordance with S-X 12-13A, please include the value for open futures contracts written.
Response:	In addition to the notional amount and unrealized appreciation/depreciation currently disclosed in the Portfolio of Investments, we will include value going forward.

General Comment

Comment 13:	On the Statement of Assets and Liabilities, please describe the treatment of variation margin on swaps for purposes of the financial statements.
Response:	Any variation margin has customarily been included in the “Segregated Cash at Broker” line item as there is usually some nominal amount of excess collateral on deposit with the broker in order to avoid cost and effort associated with processing daily money movements.

NLFT- Leader Short Duration Bond Fund; NLFT II- Balter L/S Small Cap Equity Fund;

Comment 14:	Certain securities in the Portfolio of Investments are identified with the following corresponding note: “Fair valued security, the value of this security has been determined in good faith under the policies of the Board of Trustees”. In certain funds with this disclosure, no Level 3 securities are included in the fair value hierarchy charts in the Notes to Financial Statements. Please explain.
Response:	In both cases the securities that were identified as being fair valued were classified as Level 2 in the fair value hierarchy chart as the valuations were determined by the Fair Value Committee and based on some form of observable inputs. We will consider modifying the Portfolio of Investments footnote language in future reporting to identify those securities as Level 2 investments.

NLFT- Deer Park Total Return Credit Fund

Comment 15:	Please explain why the Deer Park Total Return Credit Fund has Level 3 securities in the fair value hierarchy chart but had no securities identified in the Portfolio of Investments as securities whose value was determined using unobservable inputs.
Response:	The Registrant will properly identify any Level 3 securities in the Portfolio of Investments going forward.

NLFT- Leader Funds

Comment 16:	For investments in securitized vehicles (e.g. CLOs, CDOs), please identify the series and tranche in the investment description. Additionally, please include a description of the Fund's accounting policy for recognizing income from residual CLO positions, including any estimates made for expected maturity.
Response:	Going forward funds holding investments in securitized vehicles will include additional information to further identify the issue within the security description of the Portfolio of Investments and disclosure within the notes to financial statements relating to income accounting treatments specific to CLOs, if material.

NLFT- Altegris Futures Evolution Strategy Fund, Leader Funds

Comment 17:	Please disclose the interest rate instead of yield for the fixed income securities. Additionally, for investments in equity tranches of CLOs, please disclose an estimate of the yield.
Response:	Interest rates will be disclosed going forward. In the case of Altegris Futures Evolution Strategy Fund, the column heading incorrectly reflected “Yield” instead of “Interest Rate”. Future reports will include an estimate of the yield for investments in equity tranches of CLOs, if applicable.

NLFT- Altegris Futures Evolution Strategy Fund

Comment 18:	In accordance with Regulation S-X 12-12B, disclose the notional amount for open purchased option contracts.
Response:	Future shareholder reports will include notional value disclosure for open purchased option contracts.

NLFT- Navigator Tactical Fixed Income Fund, Equinox MutualHedge Futures Strategy Fund, FX Strategy Fund; NLFT III- Leland Thomson Reuters Private Equity Index Fund

Comment 19:	For open swap contracts, please be sure to include a description of the frequency of payment and upfront payments/receipts as required by S-X 12-13C. Additionally, where a leg of a swap contains a variable rate, disclose the end of period interest rate or the end of period reference rate in addition to the description of the reference rate and spread which is currently disclosed.
Response:	Future reporting for open swap contracts will include frequency of payment in the security description, upfront payments/receipts, and end of period interest rates for swaps where a leg contains a variable rate, if applicable.

NLFT III- Leland Thomson Reuters Private Equity Index Fund and Leland Thomson Reuters Venture Capital Index Fund

Comment 20:	For the index swaps, consider enhancing the disclosure to allow shareholders to better understand the exposure to each component; for example, what percentage of each component index is included in the basket.
Response:	Consideration will be given to adding such disclosure to future shareholder reports.

NLFT- Altegris Futures Evolution Strategy Fund, Deer Park Total Return Credit Fund

Comment 21:	For asset-backed securities when the effective interest rate is constantly changing based on performance of underlying assets, consider including disclosure about how the investment works (e.g., how payments are made). (Reference AICPA Expert Panel Meeting Minutes dated 2/20/2018)
Response:	Consideration will be given to adding additional disclosure for asset-backed securities with variable rates.

NLFT- Altegris Futures Evolution Strategy Fund, FX Strategy Fund

Comment 22:	For each component in the index or custom basket that is required to be separately listed, please disclose the percentage value when compared to the custom basket’s net assets pursuant to the requirements of S-X 12-13C.3.
Response:	Future financial statements will include the percentage value for each component of the custom basket as it relates to the custom basket’s net assets.

NLFT- FX Strategy Fund

Comment 23:	The FX Strategy Fund invests in “FX Strategy LLC”. Is this an affiliate of the fund? If so, please include all required disclosures related to affiliated investments.
Response:	FX Strategy LLC is not an affiliate of the Fund.

General Comment

Comment 24:	Please confirm that the expense recoupment period is limited to 3 years from the time the expenses were waived or incurred and is limited to the lesser of the (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of recapture. Additionally, ensure that both the prospectus disclosures and annual report disclosures are consistent between the documents.
Response:	The Registrant confirms that expense recoupment is limited to the lesser of the cap in effect during the period of the waiver and the cap in effect at the time of the recapture. The 3 year period for the recoupment of fee waivers and reimbursements is typically determined within the three years after the end of the fiscal year during which fees have been waived or reimbursed. The Notes to Financial Statements discloses the expiration dates for amounts available for recoupment by fiscal year. We are currently analyzing the impact of limiting the recapture to 3 years from the month for which the expenses were waived or reimbursed and will look to use this as the basis going forward. Additionally, all future disclosures in financial statements will be reviewed for consistency with prospectus disclosures.

NLFT II- North Star Micro Cap Fund and the North Star Dividend Fund

Comment 25:	The rollforward in the affiliates table located in the Notes to Financials should be based on value as opposed to shares.
Response:	Future shareholder reporting will disclose the rollfoward schedule based on value.

NLFT- Patriot Balanced Fund

Comment 26:	Please explain why capital gains distributions from affiliated funds are not included in the affiliates table.
Response:	The “Distributions of capital gains from underlying investment companies” disclosed in the Statement of Operations for Patriot Balanced was from non-affiliated funds and therefore not disclosed in the affiliates table. .

NLFT II- North Star Micro Cap Fund and the North Star Dividend Fund

Comment 27:	The disclosures required by Columns C, D, E and F of the affiliates table should be totaled in the case where there are multiple affiliated investments for easy reference to the Statement of Assets and Liabilities or Statement of Operations.
Response:	Future shareholder reporting will include totals for the identified columns in the case where there is more than one affiliate.

NLFT- Grant Park Funds

Comment 28:	Please explain why the Grant Park Funds did not separately disclose affiliated income, realized gain/(loss) and change in unrealized gain/(loss) on the Statement of Operations.
Response:	While the affiliated investments disclosure in the Notes to Financial Statements included all the information identified above, the Registrant agrees that such information should have been separately reported in the Statement of Operations and will be in the future, if applicable. Please note that the Grant Park Fixed Income Fund liquidated during the reporting period and the Grant Park Absolute Return Fund has since liquidated.

General Comment

Comment 29:	Please explain why Funds which hold derivative instruments did not include information in the Notes to Financial Statements which would enable users to understand the volume of its activity in those instruments.
Response:	Funds with derivative instruments typically have disclosures in the Notes to Financial Statements in a narrative form which states that “the notional value of the derivative instruments outstanding as of the end of the reporting period as disclosed in the Portfolio of Investments along with various the amounts of realized and unrealized gains and losses on derivative instruments during the reporting period as disclosed within the Statement of Operations serve as indicators of the volume of derivative activity for the Fund.” While we believe this narrative complies with the disclosure requirements, we will consider whether another approach would be more appropriate based on facts and circumstances in future reporting.

NLFT- Altegris/AACA Opportunistic Real Estate Fund and Altegris/AACA Real Estate Income Fund

Comment 30:	The staff noted that the Funds held REITS. Please consider adding disclosure to the Notes to Financial Statements to state that the distributions received from REITs may be classified as dividends, capital gains and/or return of capital.

Response:	Consideration will be given to adding disclosure describing potential classifications of material distributions from REIT investments.

NLFT- General Comment

Comment 31:	Please explain why the disclosure of tax cost and unrealized appreciation/depreciation do not appear to include derivatives as required by S-X 6.03(h)(2).
Response:	The derivatives in this case are futures which have no associated cost value and therefore have historically not been included in this disclosure. Future reporting will give consideration to the unrealized appreciation/depreciation of such investments.

NLFT- FX Strategy Fund

Comment 32:	For funds with significant investments in swap contracts please include disclosure regarding the valuation of swaps in the Notes to Financial Statements.
Response:	Future financial statements will include disclosure regarding the valuation of swap contracts, if applicable.

NLFT- Altegris Funds

Comment 33:	The audit opinion included in the June 30, 2018 annual report did not include the correct fund names for Altegris Futures Evolution Strategy Fund and Altegris Managed Futures Strategy Fund [“Strategy” was omitted in both cases]. Additionally, the opinion incorrectly referenced the date of September 30, 2015 as a period audited by a previous audit firm when the fund changed fiscal years to June following the September 30, 2014 annual. The audit opinion for Altegris GSA Trends Strategy Fund also did not reference the stub period from the Fund’s inception of March 17, 2017.
Response:	The Registrant will file and amended N-CSR to correct the errors in the audit opinion.

NLFT- Patriot Funds, Probabilities Fund, KCM Macro Trends Fund; NLFT III- HCM Dividend Sector Plus Fund

Comment 34:	The Funds appear to have used the expense ratio for the year rather than the annualized expense ratio for the previous six months in the expense example.
Response:	For these funds, the annualized expense ratio was based on the full year, which were not materially different than the most recent six months.. The annualized expense ratio for the most recent six months will be used in the expense examples in future reporting.

NLFT II- North Star Bond Fund; NLFT III- HCM Tactical Growth Fund

Comment 35:	It appears that the expense ratio in the Expense Example does not include recaptured expenses.

Response:	Future reporting will include expense recapture, if any, in the Expense Example, which was not included for North Star Bond Fund and for Class I and Class R of HCM Tactical Growth Fund.

NLFT II- Balter Funds; NLFT III- Persimmon Long Short Fund

Comment 36:	The expense ratios used in the Expense Example appear to have excluded short sale, dividend or interest expense when they should be inclusive of all expenses.
Response:	The expense ratios disclosed in the Expense Example for these funds did not include expenses related to short sales, dividends or interest. In the case of Persimmon Long Short, it was disclosed in a footnote to the table that the ratios excluded such expenses. In future reporting, the expense ratios used in the Expense Examples will be inclusive of these expenses.

NLFT IV- Anchor Funds

Comment 37:	The annualized expense ratios used for the hypothetical and actual examples are different. Please explain.
Response:	The expense ratios used for the hypothetical example were incorrect and should have matched those provided for the actual expense example. The Ending Values and Expenses Paid dollar amounts reported were correct in both cases.

NLFT- Sierra Tactical All Asset Fund

Comment 38:	The Sierra Tactical All Asset Fund appears to use the expense limit ratios for the Expense Example when the fund did not appear to be waiving any fees. Please explain.
Response:	For the last six months of the reporting period, the gross expense ratios for each of the share classes coincided with the expense caps as reported in the Expense Example. There were no fee waivers during the reporting period.

NLFT- Altegris/AACA Opportunistic Real Estate Fund

Comment 39:	We were unable to recalculate the expense ratios used for the Altegris/AACA Opportunistic Real Estate Fund.
Response:	Due to significant asset fluctuations during the year, the net assets outstanding at year end are not a good representation of the average net assets during the period.

General Comment

Comment 40:	Please ensure that all N-CSR filings use the updated Form.
Response:	The Registrant will use the updated Form N-CSR for all future filings.

General Comment

Comment 41:	There were some inconsistencies noted for funds within the same trust when responding to Item 3 of Form N-CSR regarding whether the Registrant has an Audit Committee Financial Expert serving on its audit committee.
Response:	We have updated our records to reflect current Audit Committee Financial Experts for all trusts to ensure future N-CSR filings have the correct disclosure. The Audit Committee Financial Experts for each of the trusts are as follows: NLFT/NLVT- Mark Taylor; NLFT II- Keith Rhoads; NLFT III- Mark Taylor; NLFT IV- Joseph Breslin. Additionally, we will add an additional level of review prior to submission of N-CSR filings in order to prevent a recurrence of this issue.

NLFT- Navigator Funds, BTS Tactical Fixed Income, Leader Funds, CMG Funds, Beech Hill Total Return Fund; NLFT III- Persimmon Long Short Fund, Marathon Value Fund, RESQ Funds; NLFT IV- Main BuyWrite

Comment 42:	The Fund websites have not been updated with either the most recent prospectuses or financial statement links. Please update.
Response:	The Fund’s websites have either been updated or are in the process of being updated to include current prospectuses and financial statements.

NLFT- FX Strategy Fund; NLVT- TOPS Managed Risk FLEX ETF Portfolio

Comment 43:	Form N-CEN filed on 3/18/2019 for the FX Strategy Fund includes the audit opinion and not the internal control report. It appears that no internal control report was attached to the 2/29/16 N-SARB filed for TOPS Managed Risk FLEX ETF Portfolio.
Response:	The Registrant will file an amended Form N-CEN to include the audit opinion for FX Strategy Fund and include the internal control report for TOPS Managed Risk FLEX ETF Portfolio with this response letter.

NLFT- FX Strategy Fund

Comment 44:	A material weakness in internal controls was identified in the internal control report attached to the 12/31/16 N-SARB filed on 3/13/2017. Please describe the root cause of the material weakness and what remediation has occurred or is planned to ensure that internal controls are effective. Please further include a description of the impact to the financial statements, if any.

Response:

The material weakness identified by the auditors involved the controls surrounding the valuation reconciliation with respect to swap contracts held by the Fund. The reporting received from the swap counterparty and used to reconcile the position on a daily basis provided the total market value and one day variation margin but not the full open trade equity which would have identified an incorrect cost value recorded on the books of the fund and resulting unrealized. The incorrect cost value was the result of a notional adjustment to the swap that occurred on an irregular basis. Prior to this issue, there were many such adjustments which were accounted for properly. The December 31, 2016 financial statements reflected the correct unrealized depreciation for the open swap contract and included a receivable amount of $39,693, which was subsequently collected, as a reimbursement from the administrator for the amount of the loss sustained by the Fund as a result of this issue.

Subsequent to the error being discovered, the administrator began receiving a statement from the swap counterparty on a T+1 basis that reflects cost along with open trade equity which is used to properly reconcile the position on a daily basis. The receipt of open trade equity eliminates the possibility that any such error in the future. Additionally, we have formed a separate broker reconciliation team to specialize this work within the firm following this issue.

NLFT- Altegris Funds

Comment 45:	The “Report of Independent Registered Public Accounting Firm” attached as an exhibit to the 12/31/17 Form N-SAR and 12/31/18 Form N- CEN must be signed by the Registered Public Accounting Firm. Please file an amended N-CEN to include the signed report.
Response:	The Registrant will file an amended Form 12/31/18 Form N-CEN to include the name of the audit firm and attach the 12/31/17 internal control letter to this response letter.

NLFT- FX Strategy Fund; TransWestern Institutional Short Duration Government Bond Fund, Beech Hill Total Return Fund, BTS Tactical Fixed Income Fund; NLVT- TOPS Portfolios, BTS Tactical Fixed Income VIT Fund

Comment 46:	The Fund had a change in their independent accountant but did not include the required exhibits in the filing. Please correct and refile any filings (N-CSR, N-CSRS, N-CEN, etc.) to comply with these requirements and other requirements related to a change in accountant (e.g., S-K Item 304).
Response:	The Registrant confirms that there was a change in the independent accountants for each of the identified funds and will file amended Forms N-CSR or N-CEN as required..

NLFT- Altegris GSA Trend Strategy Fund, Changing Parameters Fund; NLFT II- The Balter L/S Small Cap Equity Fund and Balter European L/S Small Cap Fund; NLFT III- Good Harbor Tactical Select Fund, Leland Thomson Reuters Venture Capital Index Fund, Leland Currency Strategy Fund, Leland Real Asset Opportunities Fund, Leland Thomson Reuters Private Equity Index Fund

Comment 47:	The responses to Item C.4 of Form N-CEN relating to whether the Fund seeks to operate as a “non-diversified” company appear to contradict disclosures in the annual reports.
Response:	In the case of Altegris GSA Trends Strategy Fund, the Form N-CEN correctly identifies the Fund as non-diversified. The June 2018 annual report incorrectly stated the Fund was diversified, which was corrected in the June 2019 annual report. In all other cases, the Fund classifications were misreported in the Form N-CENs. An additional level of review will be added to the process prior to submission of Form N-CENs to avoid a recurrence of this issue going forward.

General Comment

Comment 48:	Item B.4a of Form N-CEN, “Is this the first filing on this form by the Registrant” appears to be inconsistently answered.
Response:	In the case where we responded “Yes” to this item subsequent to the initial filing at the Registrant level, it was to designate that it was the initial filing for the underlying series of the Registrant. Future filings will properly respond “No” to Item B.4a.

NLFT I, NLFT II, NLFT IV

Comment 49:	Item B.12.a of Form N-CEN is marked “Yes” with respect to whether any claims were filed under a fidelity bond during the reporting period with no corresponding response to Item B.12.b. Please explain.
Response:	Item B.12.a should have been responded to “No” in all cases. The Registrant will file an amended N-CEN to correct this. An additional level of review will be added to the process prior to submission of Form N-CENs to prevent a recurrence of this issue going forward.

NLFT I- Ascendant Deep Value Bond Fund, Changing Parameters Fund, Astor Funds (Select Allocation, Dynamic Allocation, Macro Alternative); NLFT III- HCM Income Plus Fund, Pinnacle Sherman Multi-Strategy Core Fund, Good Harbor Tactical Core US Fund, Good Harbor Tactical Select Fund; NLFT IV- Main Buy Write Fund

Comment 50:	Item C.3 of Form N-CEN did not identify the Fund as a “Fund of Funds” when over 90% of the holdings were in ETFs at the reporting period end. Please explain.
Response:	These Funds should have been identified as a Fund of Funds in response to Item C.3 of Form N-CEN based on period end holdings. Going forward we will properly identify such funds.

NLFT I- Probabilities Fund; NLFT III- Covered Bridge Fund, Marathon Value Portfolio

Comment 51:	Responses to Item C.8.b of Form N-CEN appear to be inconsistent with the annual report with respect to whether there were any expenses of the Fund reduced or waived pursuant to an expense limitation arrangement during the reporting period?
Response:	The responses to Item C.8.b in these instances were not correct. The Registrant will file an amended Form N-CENs in response.

NLFT I- Power Momentum Index Fund

Comment 52:	The response to Item C.8.d of Form N-CEN as to whether any expenses previously waived were recouped during the period appears to be inconsistent with the annual report.
Response:	The Adviser did recapture expenses previously waived during the reporting period. The Registrant will file an amended Form N-CEN to correct this.

NLFT I- Deer Park Total Return Credit Fund, Probabilities Fund

Comment 53:	The Funds appeared to have made return of capital distributions during the period yet responded “No” to Item B.23 of Form N-CEN as to whether the Fund made distributions requiring written statements to be made to shareholders pursuant to Rule 19a-1. Please explain.
Response:	In the case of Deer Park Total Return Credit, the Fund does issue notices to shareholders pursuant to Rule 19a-1. The Registrant will file an amended Form N-CEN to this item. The return of capital distribution for Probabilities resulted from tax adjustments that were determined following the Fund’s fiscal year end and therefore the Registrant believes the response to this item of Form N-CEN to be correct

NLFT I- Grant Park Multi Alternatives Strategies Fund

Comment 54:	The response to Item C.5 as to whether the Fund invests in a controlled foreign corporation appears to be inconsistent with the annual report. Please explain.
Response:	Item C.5 should have been responded “Yes” for this Fund. The Registrant will file an amended Form N-CEN to correct this.

NLFT I- Ascendant Deep Value Bond Fund, Equinox MutualHedge Futures Strategy Fund, Patriot Fund; NFT II- North Star Bond Fund

Comment 55:	Please review your responses to Items C.8.c and C.8.d as there were advisory fees recouped yet your response reflects that they were not subject to recoupment.
Response:	The response to item C.8.c was answered “No” because there were no advisory fee waivers reported during the period in response to Item C.8.b. If there had been, they would have been subject to recoupment and Item C.8.b would have been answered “Yes”.

General Comment

Comment 56:	There were various identifiers missing from certain N-CEN filings (Adviser CRD, Custodian LEI, Broker ID). Please ensure that future filings are complete and include all applicable information.
Response:	Future filings will include the various noted identifiers, if applicable.

NLFT I- Grant Park Multi Alternative Strategies Fund

Comment 57:	The total reported commissions paid to brokers in Form N-CEN is larger than the aggregate broker commissions reported in Item C.16(b). Please explain
Response:	The total commission amount reported in Item C.16.b of Form N-CEN was incorrect. The N-CEN filing will be amended.

NLFT I- Equinox Mutual Hedge Futures Strategy Fund, 13D Activist Fund

Comment 58:	Please explain the circumstances causing the NAV error for which shareholder accounts were reprocessed.
Response:

With respect to Equinox Mutual Hedge Futures Strategy Fund, shareholder activity was reprocessed for the period May 29, 2018 through August 15, 2018 due to a NAV error resulting from incorrect swap valuations. The swap counterparty, Morgan Stanley (“MS”), did not properly accrue financing rates on two total return swap positions held by the Fund which resulted in an undervaluation of the daily swap prices they provide. Once the error was detected and corrected, MS subsequently made reimbursement payments to the Fund for incorrect amounts previously settled and losses sustained by the Fund from shareholder activity due to the NAV error. Following remediation, a review of procedures was performed resulting in additional control processes installed by MS in order to prevent a recurrence.

With respect to 13D Activist Fund, there were actually no NAV errors during the period that raised to the level of requiring shareholder accounts to be reprocessed.

Please contact me at 631.470.2603 if you have any questions regarding the above responses.

Very truly yours,

/s/James Colantino

James Colantino